SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              OMEGA RESEARCH, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
     ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68211E 10 1
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                                 (CUSIP Number)

                         E. Steven zum Tobel, President
                           onlinetradinginc.com corp.
                      2700 North Military Trail, Suite 200
                            Boca Raton, Florida 33421
                                 (561) 995-1010
     ---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                JANUARY 19, 2000
     ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-l(e), Rule 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68211E 10 1                   13D                        PAGE 2 OF 11

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1)  Names of Reporting Person/I.R.S. Identification Nos. of Above Persons:
    onlinetradinginc.com corp. - I.R.S. I.D. No. 65-0648697

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2)  Check the Appropriate Row if a Member of a Group (See Instructions):  a) [ ]
                                                                          b) [X]
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3)  SEC Use Only

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4)  Source of Funds (See Instructions):                                   OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
    or 2(e):  [   ]

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6)  Citizenship or Place or Organization:                              Florida

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    Number of Shares           (7)      Sole Voting Power:            None
    Beneficially Owned
    By Each Reporting          -------------------------------------------------
    Person With:
                               (8)      Shared Voting Power:          18,313,108

                               -------------------------------------------------

                               (9)      Sole Dispositive Power:        4,892,573

                               -------------------------------------------------

                               (10)     Shared Dispositive Power:        None

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11) Aggregate Amount Beneficially Owned by Each Reporting Person:     23,205,681

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                                                  [ ]

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13) Percent of Class Represented by Amount in Row (11):                  79.0%

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14) Type of Reporting Person (See Instructions):                          CO

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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by onlinetradinginc.com corp. that it is the beneficial owner of any of the Common Stock of Omega Research, Inc for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 68211E 10 1                   13D                        PAGE 3 OF 11

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $.01 per share ("Omega Common Stock"), of Omega Research, Inc., a Florida corporation ("Omega"). The principal executive offices of Omega are located at 8700 West Flagler Street, Miami, Florida 33174.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is onlinetradinginc.com corp., a Florida corporation ("Online").

         (b) The address of the executive offices of Online is 2700 North Military Trail, Suite 200, Boca Raton, Florida 33431.

         (c) Online provides financial brokerage services to experienced investors and small to mid-sized financial institutions through a variety of communication mediums, including the Internet. Set forth in Schedule A to this Statement (which is incorporated herein by reference) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Online's directors and executive officers as of the date hereof.

         (d) During the last five years, neither Online nor, to Online's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Online nor, to Online's knowledge, any person named in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of Online, each of the persons named in Schedule A to this Statement is a United States citizen.

         Mr. Andrew A. Allan, Chairman of the Board and Chief Executive Officer of Online, Mr. E. Steven zum Tobel, President and Chief Financial Officer of Online, Farshid Tafazzoli, Chief Information Officer, Mr. Derek J. Hernquist, Vice President of Operations and Secretary of Online and Benedict S. Gambino, a former director of Online, through the holdings of their respective affiliates have the right, directly or indirectly, to control approximately 77% of the outstanding total voting power of Online. As a result, Messrs. Allan, Tobel, Tafazzoli, Hernquist and Gambino generally have the ability to control the outcome of all matters submitted to a vote of Online's shareholders. Messrs. Allan, Tobel, Tafazzoli, Hernquist and Gambino disclaim beneficial ownership of any shares of Omega Common Stock deemed beneficially owned by Online.

CUSIP NO. 68211E 10 1                   13D                        PAGE 4 OF 11

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to certain shareholder agreements, dated as of January 19, 2000 (collectively, "Shareholder Agreements"), by and among Online, Online Trading Group, Inc., a Florida corporation ("Newco"), and each of the Omega shareholders listed on Schedule B attached to this Statement (collectively, the "Omega Shareholders"), Online may be deemed to be the beneficial owner of 18,313,108 shares of Omega Common Stock. Pursuant to a certain stock option agreement, dated as of January 19, 2000 (the "Omega Stock Option Agreement"), by and between Online and Omega, Omega granted Online an option to purchase up to an aggregated 4,892,573 newly issued shares of Omega Common Stock. Both the Shareholder Agreements and Omega Stock Option Agreement were entered into to induce Online to enter into that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Omega, Newco, Omega Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Newco ("Omega Merger Sub"), and Onlinetrading Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Newco ("Online Merger Sub," together with Omega Merger Sub, collectively, "Merger Subs"). The descriptions of the Merger Agreement, the Shareholder Agreements and the Omega Stock Option Agreement contained herein are qualified in their entireties by reference to such agreements, which are attached to this Statement as Exhibits 1, 2 and 3, respectively. See responses to Items 4 and 5 below.

ITEM 4.   PURPOSE OF TRANSACTION

         (a) - (b) As described in Item 3 above, the Shareholder Agreements and the Omega Stock Option Agreement were entered into as a condition to the willingness of Online to enter into the Merger Agreement. Pursuant to the Merger Agreement, Online and Omega will be merged in a stock-for-stock transaction. The Merger Subs, which are wholly-owned by Newco (a newly-formed holding company), are to acquire a 100% interest in each of Online and Omega in separate mergers (collectively, the "Merger"), pursuant to which Online Merger Sub would be merged into Online and Omega Merger Sub would be merged into Omega, with Online and Omega remaining as the surviving corporations (individually "Surviving Corporation" and collectively "Surviving Corporations") in the Merger. Upon consummation of the Merger, (a) Newco is to be the publicly traded company and the Newco shares exchanged would consist of registered shares of Newco common stock, $.01 par value ("Newco Common Stock"), (b) each share of Omega common stock, $.01 par value ("Omega Common Stock"), is to be converted into one share of Newco Common Stock and (c) each share of Online Common Stock is to be converted into the number of shares of Newco Common Stock equal to the quotient (the "Quotient") of (i) $11.0625 (the average of the last sale prices of a share of Online Common Stock over the 10-day trading period ending on the trading day prior to the execution of the Merger Agreement) divided by (ii) the average of the last sale prices of a share of Omega Common Stock over the 10-day trading period ending on the third trading day prior to the closing of the Merger; provided, however, that, in no event shall one share of Online Common Stock be converted into fewer than 1.3817 shares of Newco Common Stock nor more than
1.7172 shares of Newco Common Stock and, accordingly, if the Quotient is lower than 1.3817 per share, the exchange ratio for Online Common Stock would be adjusted upward to 1.3817 per share, and, if the Quotient is higher than 1.7172, the exchange ratio for Online Common Stock

CUSIP NO. 68211E 10 1                   13D                        PAGE 5 OF 11

would be adjusted downward to 1.7172 per share. Newco would assume both Omega's and Online's stock plans, as well as the outstanding options issued under such plans and certain other agreements.

         As indicated in Item 3 above, as an inducement to Online to enter into the Merger Agreement, the Omega Shareholders have entered into the Shareholder Agreements with Online and have, by executing the Shareholder Agreements, agreed
(i) to vote their shares of Omega Common Stock in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto and (ii) to irrevocably appoint certain nominees of Online as his, her or its lawful attorney and proxy to effectuate the foregoing. Such proxy would give Online the limited right to vote each of the 18,313,108 shares of Omega Common Stock beneficially and collectively owned by the Omega Shareholders in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto. Accordingly, the shared voting power with the Omega Shareholders relates to the 18,313,108 shares of Omega Common Stock (the "Shares"). The Omega Shareholders and the number of Shares beneficially owned by each of them are set forth in Schedule B attached to this Statement, which is hereby incorporated by this reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Omega Shareholders, the nominees of Online will be limited at every Omega Shareholders meeting and every written consent in lieu of such meeting to voting the Shares in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto. The Omega Shareholders may vote the Shares on all other matters. The Shareholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination (if any) of the Merger Agreement. The foregoing summary of the Shareholder Agreements is qualified in its entirety by reference to the copy of the form of Shareholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference. See also Item 5 below.

         In connection with the Merger Agreement, Online and Omega also entered into the Omega Stock Option Agreement. The Omega Stock Option Agreement grants Online the right, under certain conditions, to purchase up to 4,892,573 newly-issued shares of Omega Common Stock at a price of $6.4422 per share. Subject to certain conditions, the option under the Omega Stock Option Agreement may be exercised in whole or in part prior to a termination of the Merger Agreement by Online after the occurrence of (i) fraud or a willful or intentional breach or failure to perform by Omega under the Merger Agreement resulting in a termination of the Merger Agreement or (ii) a Takeover Proposal or Trigger Event (as such terms are defined in the Merger Agreement) occurring with respect to Omega, combined with termination of the Merger Agreement by Omega. The option granted under the Omega Stock Option Agreement expires upon the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the Merger Agreement (other than a termination triggering Online's right to exercise such option) or 180 days following the termination of the Merger Agreement triggering Online's right to exercise such option. The foregoing summary of the Omega Stock Option Agreement is qualified in its entirety by reference to the copy of the Omega Stock Option Agreement included

CUSIP NO. 68211E 10 1                   13D                        PAGE 6 OF 11

as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference. See also Item 5 below.

         (c)      Not applicable.

         (d) Upon consummation of the Merger, the directors of the Omega Surviving Corporation are to be Salomon Sredni, Marc J. Stone (who are currently executive officers and directors of Omega) and E. Steven zum Tobel (who is currently an officer and director of Online), until their respective successors are duly elected or appointed and qualified. The executive officers of the Omega Surviving Corporation shall be the officers of Omega, until their respective successors are duly elected or appointed and qualified. In addition, the Board of Directors of Newco would, after the Merger, initially consist of eight members: five members, including two independent directors, designated by Omega and three members, including one independent director, designated by Online.

         (e) Other than as a result of the Merger as described in this Item 4 above, not applicable.

         (f) In addition to providing for the Merger, the Merger Agreement generally restricts Omega from, among other things, amending its articles of incorporation or by-laws, paying dividends, and acquiring any entities operating as a broker-dealer.

         (g) Upon consummation of the Merger, the Articles of Incorporation of Omega Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Omega Surviving Corporation until thereafter amended as provided by Florida law and such Articles of Incorporation; provided, however, that Article I of the Articles of Incorporation of the Omega Surviving Corporation shall be amended to read as follows: "The name of the corporation is OmegaResearch.com, Inc." Upon consummation of the Merger, the Bylaws of Omega Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Omega Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, Omega's Common Stock would be deregistered under the Act and delisted from The Nasdaq National Market.

         (j) Other than as described above, Online currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D (although Online reserves the right to develop such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The number of shares of Omega Common Stock covered by the Omega Stock Option Agreement is 4,892,573, which constitutes, based on the sum of the number of shares outstanding on January 18, 2000 as represented by Omega in the Merger Agreement and the number of shares of Omega Common Stock that will be issued pursuant to the exercise of the option granted under the Omega Stock Option Agreement (the "Option"), approximately 16.7% of Omega's Common Stock.

CUSIP NO. 68211E 10 1                   13D                        PAGE 7 OF 11

         Prior to exercise of the Option, Online (i) is not entitled to any rights as a shareholder of Omega as to the shares of Omega Common Stock covered by the Option and (ii) disclaims any beneficial ownership of the shares of Omega Common Stock which are purchasable by Online upon exercise of the Option, as the Option is exercisable only in the limited circumstances set forth in the Omega Stock Option Agreement, none of which has occurred as of the date hereof. If the Option is exercised, Online will have the sole right to vote and dispose of the shares of Omega Common Stock issued as a result of such exercise, subject to the terms and conditions of the Omega Stock Option Agreement. See also Item 4 above.

         As a result of the Shareholder Agreements, Online may be deemed to be the beneficial owner of at least 18,313,108 shares (the "Shares") of Omega Common Stock. The Shares constitute, based on the number of shares outstanding on January 18, 2000 as represented by Omega in the Merger Agreement, approximately 74.8% if the issued and outstanding shares of Omega Common Stock.

         Under the Shareholder Agreements Online has a shared power to vote all of the Shares for the limited purposes described in Item 4 above. Accordingly, Online does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Omega Common Stock pursuant to the Shareholder Agreements. Furthermore, except as described in Item 4, Online (i) is not entitled to any rights as a shareholder of Omega as to the Shares covered by the Shareholder Agreements and (ii) disclaims any beneficial ownership of the shares of Omega Common Stock that are covered by the Shareholder Agreement.

         To the best of Online's knowledge, no shares of Omega Common Stock are beneficially owned by any of the persons named in Schedule A attached to this Statement.

         (c) Neither Online nor, to the knowledge of Online, any person named in Schedule A has effected any transaction in the Omega Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement, Shareholder Agreements and Omega Stock Option Agreement, to the knowledge of Online, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Omega, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 68211E 10 1                   13D                         PAGE 8 OF 11

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

      EXHIBIT
         NO.            DESCRIPTION
      -------           -----------

         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., onlinetradinginc.com corp., Online Trading Group, Inc., Omega Acquisition Corporation and Onlinetrading Acquisition Corporation, together with the following exhibits thereto: (i) Form of Omega Affiliate Agreement; (ii) Form of Online Affiliate Agreement; (iii) Form of Employment Agreement; and
                  (iv) Form of Non-Competition and Non-Disclosure Agreement

         2. Form of Omega Shareholder Agreement dated January 19, 2000 among Online Trading Group, Inc., onlinetradinginc.com corp. and each applicable Omega shareholder

         3. Omega Stock Option Agreement dated January 19, 2000 between Omega Research, Inc. and onlinetradinginc.com corp.

CUSIP NO. 68211E10 1                   13D                          PAGE 9 OF 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2000

                                                ONLINETRADINGINC.COM CORP.


                                                By: /s/ E. Steven zum Tobel
                                                   -----------------------------
                                                       E. Steven zum Tobel

CUSIP NO. 68211E 10 1                   13D                        PAGE 10 OF 11

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           ONLINETRADINGINC.COM CORP.

         Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Online. Unless otherwise indicated, the business address of each person listed below is 2700 North Military Trail, Suite 200, Boca Raton, Florida 33421.

                                     PRESENT PRINCIPAL
                                     OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS            INCLUDING NAME OF EMPLOYER
-------------------------            --------------------------

Andrew A. Allen                      Chairman of the Board,  Chief Executive
                                     Officer and Director of Online

E. Steven zum Tobel                  President, Treasurer, and Director of
                                     Online

Farshid Tafazzoli                    Chief Information Officer and Director of
                                     Online

Derek J. Hernquist                   Vice  President  of  Operations,  Secretary
                                     and  Director of Online

Anthony Palermo                      Chief Financial Officer of Online

Robert Scarpetti                     Director of Online

Lothar Mayer                         Director of Online; President of Liberty
Liberty Hardware Mfg. Corp.          Hardware Mfg. Corp.
5200 Town Center Circle, Suite 105
Boca Raton, FL 33486

Eldren P. Nalley                     Director of Online; Director of Invacare
2636 Golfside Court                  Corp. (a manufacturer and distributor of
Naples, FL 34110                     non-acute health care products); Director
                                     of Royal  Appliance  Manufacturing Company

CUSIP NO. 68211E 10 1                   13D                        PAGE 11 OF 11

                                   SCHEDULE B

                                                          NUMBER OF SHARES
          SHAREHOLDER                                   OF OMEGA COMMON STOCK
          -----------                                   ---------------------

WRCF-I 1997 Limited Partnership                              7,206,554

WRCF-II 1997 Limited Partnership                             1,950,000

RLCF-I 1997 Limited Partnership                              7,206,554

RLCF-II 1997 Limited Partnership                             1,950,000
                                                             ---------

                                 Total                      18,313,108
                                                            ==========

                                 EXHIBIT INDEX

      EXHIBIT
         NO.            DESCRIPTION
      -------           -----------

         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., onlinetradinginc.com corp., Online Trading Group, Inc., Omega Acquisition Corporation and Onlinetrading Acquisition Corporation, together with the following exhibits thereto: (i) Form of Omega Affiliate Agreement; (ii) Form of Online Affiliate Agreement; (iii) Form of Employment Agreement; and
                  (iv) Form of Non-Competition and Non-Disclosure Agreement

         2. Form of Omega Shareholder Agreement dated January 19, 2000 among Online Trading Group, Inc., onlinetradinginc.com corp. and each applicable Omega shareholder

         3. Omega Stock Option Agreement dated January 19, 2000 between Omega Research, Inc. and onlinetradinginc.com corp.